UNITED STATES
...TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

LTV

FORM 1-A /A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

LATIN TELEVISION, INC.
(Exact Name of Issuer as Specified in its Charter)

NEVADA
(State or Other Jurisdiction of Incorporation or Organization)

3764 NW 124TH Ave.
CORAL SPRINGS, FLA. 33065
561.214.5565
(Address, Including Zip Code and Telephone Number of Issuer's Principal Executive Office)

MITCHELL AND ASSOCIATES, LLC
7361 PRAIRIE FALCON RD.
LAS VEGAS, NV 89128
702.656.4919
(Address, Including Zip Code and Telephone Number of Agent for Service of Process)

4833	86-089-0600
(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This Offering Statement shall only be qualified upon the order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

SIGNATURES

The issuer has duly caused this amendment No. 1 to the offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coral Springs, State of Florida, on September 7, 2006.

LATIN TELEVISION, INC.

By: Randall S. Appel, Chief Executive Officer

This amendment No. 1 to the offering statement has been signed by the following persons in the capacities and on the dates indicated.

Dated: 9/7/06 Randall S. Appel, President, CEO, Director

Dated: 9/7/06 Luis Baraldi, Secretary, Director

Dated: 9/7/06 Hans J Pettersson, Director